Exhibit 99.2

1 Results 4Q24 and 2024 JBS

A Leading Global Food Company

280k+
Global team members

250+
Production facilities

180+
Sales to customers in 180+ countries

#1 poultry
Global poultry producer
Market leader in **Brazil, Europe,** and the **USA.** Leading position in **Mexico.**

#1 beef
Global beef producer
Market leader in **Australia, Brazil,** and the **USA.** Leading position in **Canada.**

#2 pork
Global pork producer
Leading positions in **Australia, Brazil, Europe** and the **USA.**

#1 prepared foods
Market leader in **Australia, New Zealand** and the **UK.** Leading positions in **Brazil, Mexico** and the **USA.**

#1 plant-based
Plant-based foods producer in Brazil
#3 in **Europe**

#2 salmon
Salmon producer in Australia

#1 eggs
Egg producer in South America*

Biotechnology
Majority owner of BioTech Foods, **cultivated protein** producer in **Spain.**

Built largest **biotechnology** R&D center in **Brazil.**



Note: (*) Material fact announced on January 27th still subject to antitruste approval

2

3 Revenue by Origin United State S 51% Brazil 26% Au S tralia 9% Europe 7% Canada 5% Mexico 3% Mexico & Central America South America 1% 5% Brazil 13% Asia 13% Africa & Middle East 4% USA 49% 3% Canada Australia & New Zealand 3% (by de S tination) Europe 9% Net revenue 2024 3 Beef Pork Lamb Poultry Aquaculture Leather Plant Ba S ed Center for Innovation Biotechnology Prepared Food S Egg S Geographic & Protein Diver S ification

4 3.8% 6.6% 8.2% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 EBITDA Margin Evolution USD Billlion 2018 – 2023 2024 Median: 5.1% Median: 8.2% Median: 9.5% Source: JBS. 9.3% Con S olidated Seara PPC JBS USA Pork JBS Brazil Beef N.A. JBS Au S tralia 31.1 36.9 38.6 42.9 51.2 48.9 49.0 51.1 49.7 51.7 52.3 65.0 72.6 72.9 77.2 16.5 0.7 17.6 0.6 2.1 1.9 2.2 2.8 4.7 4.0 3.3 4.2 4.0 5.0 5.6 8.5 6.7 3.5 7.2 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Net Sale S EBITDA Geographic & Protein Diver S ification Leading to lower volatility 2008 - 2012 2013 - 2017

Valued Added: Diversified Global Brands Portfolio 5 5

158 K Team member S in Brazil 15 K Team member S in Au S tralia and New Zealand 12 K Team member S in Mexico 17 K Team member S in Europe 78K Team member S in the USA and Canada 2 K Team member S in MENA 6

7 Expansion of the global multi - protein platform (New segment) Production of 4 billion eggs per year Largest in the sector in South America and 10th in the world Presence in 6 Brazilian states 3,000 team members The Company acquired 50% control of Mantiqueira Bra S il

Sustainability

Green OFFICE

Since 2021, the program has been offering free assistance to producers Looking for support in the environmental regularization of their rural properties.

15,000 +
rural properties and
6,000 +
hectares have received Consulting and technical support.

2024:

- **199** environmental regularization **projects** contribuiting to the restoration of **4,153.5 hectares** of native vegetation.
- **6,887 properties** regularized.
- **1,311 farms** receiving technical or managerial assistance.
- **4,700 visits +** to family farmers.
- **600 +** soil sample collections and analyses.
- **Green office 2.0**
  with three áreas of focus:
  Environmental
  Technical Assistance
  Managerial Assistance
- **Virtual Green Office**
  expanding services to producers across the country.

Traceability in Pará

- Participation in a government-led program aimed at **tracking the entire cattle and buffalo herd in the state by 2026.**
- Donation of **3 million tags** for cattle **tracking in Pará**, with 2 million allocated to **small producers.**
- Launch of the **JBS Accelerator**, program to support the adoption of tags by its **indirect suppliers.**

Farms: 70% of Seara’ S farm S operate with solar energy In 2024, S olar energy production in integrated farm S acro SS the country totaled: 205.182.885,60 kWh The implementation provides: ▪ Automation of poultry hou S e S ▪ Controlled indoor environment S ▪ Co S t reduction for integrated producer S ▪ A competitive opportunity in thi S S cenario 9

Financial & Operating 10 10

4Q24 Consolidated Results (IFRS – USD) 19,449 19,974 4Q23 4Q24 2,240 2,977 11.5% 14.9% 4Q23 4Q24 Gro SS Margin (%) Net Result (USD million) Adjusted EBITDA (USD million) 1,030 1,847 5.3% 9.2% 4Q23 4Q24 Adju S ted EBITDA Margin (%) Net Revenue (USD million) Gross Profit (USD million) 17 413 0.01 0.19 4Q23 4Q24 Earning S per S hare 11

2024 Consolidated Results (IFRS – USD) 72,918 77,183 2023 2024 7,967 11,588 10.9% 15.0% 2023 2024 Gro SS Margin (%) Adjusted EBITDA (USD million) 3,458 7,192 9.3% 4.7% 2023 2024 Adju S ted EBITDA Margin (%) Net Revenue (USD million) Gross Profit (USD million) (199) 1,767 Net Result (USD m i l l i o n 1 ) ,0 2023 2024 12

4Q24 Consolidated Results (IFRS – USD) Operating Cash Flow (USD million) Free Cash Flow (USD million) 1,710 1,810 4Q23 4Q24 402 530 4Q23 4Q24 875 13 906 4Q23 4Q24 76% - Maintenance 24% - Expansion 55% - Maintenance 45% - Expansion CAPEX (USD million)

2024 Consolidated Results (IFRS – USD) Operating Cash Flow (USD million) Free Cash Flow (USD million) 3,480 5,524 2023 2024 1,502 1,480 448 2023 2024 14 2,331 2023 2024 66% - Maintenance 34% - Expansion 51% - Maintenance 49% - Expansion CAPEX (USD million)

15 Debt Profile ¹ Include S available ca S h re S ource S and revolving and guaranteed credit line S from JBS USA and JBS SA. Proforma Debt Amortization Schedule (USD Million)¹ Average Term Proforma: 12.6 years Average Cost Proforma : 5.4% p.a. 5,750 4,465 984 0 1,008 983 38 63 7 516 1,405 2,902 2,601 2,261 1,107 6 3 8 2,415 885 807 1,142 2. 853 2.853 1,880 2,02 4 Cash and Equiv. Notes 2035 & 2055 + Seara's CRA Pmt. from Jan/25 until May/25 Cash and Equiv. Short Term 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2052 2053 2055 until 2051 500 500 Ca S h and equivalent S Revolving credit facilitie S USD2.9 bn in the US + USD500 mn in Brazil Note S 2035 & 2055 + Seara’ S CRA Debt repayment from Jan/25 until May/25 Dividend Payment in 2025 + Propo S ed dividend S to be voted at the Shareholder Meeting

16 Net Debt/ Leverage / Interest Coverage Bonds 88% Banks 5% CRA 7% USD 90.9% 5.1% p.a. BRL 9.1% 7.7% p.a. 15,297 15,866 14,759 13,721 13,577 4.00x 4.95x 6.42x 7.50x 4.42x 3.20x 3.66x 2.77x 2.15x 1.89x 4Q23 2Q24 3Q24 1Q24 Net Debt (USD Million S ) Intere S t Cover. 4Q24 Leverage (USD) LT 89.2% ST 10.8% Short Term and Long Term Source Breakdown Entity Breakdown JBS USA 85.2% JBS SA 5.5% Seara 9.3% Currency and Cost Breakdown Debt Profile

364 1,539 4.4% Adjusted EBITDA (IFRS - USD million and %) 17.5% 2,110 2,275 4Q23 2024 4Q24 Net Revenue (IFRS - USD million) Adjusted EBITDA (IFRS - USD million and %) 4Q24 8,273 8,775 Net Revenue (IFRS - USD million) 6.4% 450 135 19.8% 4Q23 4Q24 2023 2024 2023 2024

965 4.2% 469 7.7% 176 231 5.9% 6.6% 4Q23 4Q24 3,009 3,480 4Q23 2024 4Q24 11,141 12,591 4Q24 Net Revenue (IFRS - USD million) 2023 2024 2023 2024 Adjusted EBITDA (IFRS - USD million and %) Net Revenue (IFRS - USD million) Adjusted EBITDA (IFRS - USD million and %)

12 147 0.1% 0.6% 6,273 6,400 4Q24 4Q23 2024 Net Revenue 23,303 24,286 (141) 82 1.3% - 2.3% 4Q23 4Q24 4Q24 Net Revenue (USGAAP - USD million) Adjusted EBITDA (USGAAP - USD million and %) (USGAAP - USD million) Adjusted EBITDA (USGAAP - USD million and %) 2023 2024 2023 2024

424 582 Adjusted EBITDA (USGAAP - USD million and %) 8.8% 6.8% 172 104 Adjusted EBITDA (USGAAP - USD million and %) 9.9% 5.9% 4Q23 4Q24 1,730 1,766 4Q23 2024 4Q24 6,209 6,648 4Q24 Net Revenue (USGAAP - USD million) 2023 2024 2023 2024 Net Revenue (USGAAP - USD million)

472 Adjusted EBITDA (USGAAP - USD million and %) 10.2% 6.1% 831 188 192 9.6% 9.0% 4Q23 4Q24 2,102 2,001 4Q23 2024 4Q24 7,714 8,116 4Q24 Net Revenue (USGAAP - USD million) 2023 2024 2023 2024 Adjusted EBITDA (USGAAP - USD million and %) Net Revenue (USGAAP - USD million)

1,034 2,214 6.0% Adjusted EBITDA (USGAAP - USD million and %) 12.4% 310 526 6.8% Adjusted EBITDA (USGAAP - USD million and %) 12.0% 4Q23 4Q24 4,528 4,372 4Q23 2024 4Q24 17,362 17,878 4Q24 Net Revenue (USGAAP - USD million) 2023 2024 2023 2024 Net Revenue (USGAAP - USD million)

23 Consolidates exports Note 1: Include S China andHong Kong Export de S tination S of JBS during 2024 Exports Revenue in 2024: US$20 Bi +8.6% v S . 2023 A S ia corre S ponded to ~ 49% of total exports 22.6% Greater China¹ 15.9% USA 14.2% Africa & Middle East 8.4% Japan 8.0% South Korea 7.2% E.U. 6.5% Mexico 3.8% South America 3.3% Philippines 2.9% Canada 7.2% Others

24 Bringing more to the table.